UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group’s Board made a resolution to issue

KRW-denominated Write-down Contingent Capital Securities

On July 25, 2025, the board of directors of Shinhan Financial Group made a resolution to issue KRW-denominated Write-down Contingent Capital Securities.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance:

Type of Securities	Write-down Contingent Capital Securities (Basel 3 Compliant Additional Tier1 Capital)
Total Amount of Issuance	KRW 270 billion
Maturity of Securities	Perpetual Securities
Call Provision	Call options to redeem at every interest (dividend) payment date (3 months) after 5 years but no later than 10 years from the issuance date by the issuer.
Point of Non-Viability Trigger Event

Under Article 2 of the Act on the Structural Improvement of the Financial Industry, the total amount of the contingent capital securities (including interests or dividends) will be written off without any prior consent or approval from related parties if the issuing company is designated as an insolvent financial institution.

* The details of issuance and interest rate will be delegated to the Chief Executive Officer.

* Depending on the results of the demand forecast, the Total Amount of Issuance could be changed within the total limit of KRW 400 billion resolved by the board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 25, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer